AMENDMENT OF THE ARTICLES OF INCOROPORATION

                              DATED: MARCH 24, 2000



Amendment  of  Article  III  -  Authorized  Shares  as  follows:

The aggregate amount o the total authorized capital stock the corporation shall have the authority to issue is Eight Million (80,000,000) shares of Common Stock, par value $0.001; and Twenty Million (20,000,000) shares of Preferred Stock, par value $0.001. The outstanding shares of Common Stock are subject to a 8,250 for 1 reverse stock split. The capital stock of the Corporation, after the amount of the subscription price has been paid in money, property, or services, as the Directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this particular.